UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	July 31, 2017

Consolidated Financial Statements for the First Quarter of Fiscal 2017 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 14, 2017	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2017 (for the three months ended June 30, 2017)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2017	793,607	1.6	142,344	(25.9)	118,290	(10.8)
1Q F2016	780,350	(2.0)	192,153	(27.2)	132,639	(16.0)

Note:	Comprehensive Income: 1Q F2017: ¥182,182 million, 258.9%; 1Q F2016: ¥50,747 million, (72.5)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2017	4.66	4.66
1Q F2016	5.29	5.22

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2017	200,639,561	9,355,489	4.2
Fiscal 2016	200,508,610	9,273,361	4.2

Reference:	Own Capital: As of June 30, 2017: ¥8,602,068 million; As of March 31, 2017: ¥8,522,268 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2016	—	3.75	—	3.75	7.50
Fiscal 2017	—
Fiscal 2017 (estimate)		3.75	—	3.75	7.50

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2017 (for the fiscal year ending March 31, 2018)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2017	—	—	—
Fiscal 2017	550,000	(8.8)	21.68

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2017: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1Q and the number of outstanding shares as of June 30, 2017 (which is used as a proxy for the average number of shares during the remainder of the relevant period).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc. : No

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of June 30, 2017	25,389,644,945 shares	As of March 31, 2017	25,386,307,945 shares
② Period-end treasury stock:	As of June 30, 2017	22,902,551 shares	As of March 31, 2017	19,992,754 shares
③ Average outstanding shares (first quarter):	1Q Fiscal 2017	25,367,097,572 shares	1Q Fiscal 2016	25,039,256,537 shares

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of "One MIZUHO," and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Quarterly Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Note for Assumption of Going Concern	p.1-6
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-6
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2017

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2017	As of June 30, 2017
Assets
Cash and Due from Banks	¥47,129,583	¥41,811,173
Call Loans and Bills Purchased	1,035,746	1,519,891
Receivables under Resale Agreements	8,967,777	9,350,185
Guarantee Deposits Paid under Securities Borrowing Transactions	3,350,051	2,913,515
Other Debt Purchased	2,745,204	2,639,525
Trading Assets	10,361,787	11,303,501
Money Held in Trust	247,583	247,314
Securities	32,353,158	35,367,515
Loans and Bills Discounted	78,337,793	78,488,564
Foreign Exchange Assets	1,828,782	1,924,522
Derivatives other than for Trading Assets	2,170,750	1,868,313
Other Assets	4,180,339	5,216,753
Tangible Fixed Assets	1,136,329	1,120,611
Intangible Fixed Assets	1,045,486	1,068,056
Net Defined Benefit Asset	797,762	810,730
Deferred Tax Assets	56,066	57,348
Customers’ Liabilities for Acceptances and Guarantees	5,273,581	5,409,044
Reserves for Possible Losses on Loans	(509,175)	(477,008)

Total Assets	¥200,508,610	¥200,639,561

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2017	As of June 30, 2017
Liabilities
Deposits	¥120,045,217	¥119,242,930
Negotiable Certificates of Deposit	10,631,277	11,350,828
Call Money and Bills Sold	1,255,172	1,511,951
Payables under Repurchase Agreements	17,969,753	18,310,442
Guarantee Deposits Received under Securities Lending Transactions	1,679,300	1,733,018
Commercial Paper	789,705	534,655
Trading Liabilities	7,923,285	8,124,844
Borrowed Money	6,307,230	5,449,220
Foreign Exchange Liabilities	526,053	404,689
Short-term Bonds	226,348	206,530
Bonds and Notes	7,564,535	7,416,653
Due to Trust Accounts	4,784,077	4,479,344
Derivatives other than for Trading Liabilities	1,784,857	1,547,923
Other Liabilities	3,883,168	5,036,408
Reserve for Bonus Payments	67,633	13,089
Reserve for Variable Compensation	3,018	3,810
Net Defined Benefit Liability	55,236	55,226
Reserve for Director and Corporate Auditor Retirement Benefits	1,327	1,169
Reserve for Possible Losses on Sales of Loans	298	58
Reserve for Contingencies	5,680	5,706
Reserve for Reimbursement of Deposits	19,072	17,466
Reserve for Reimbursement of Debentures	32,720	30,781
Reserves under Special Laws	2,309	2,285
Deferred Tax Liabilities	337,800	329,530
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	66,462
Acceptances and Guarantees	5,273,581	5,409,044

Total Liabilities	¥191,235,249	¥191,284,072

Net Assets
Common Stock and Preferred Stock	¥2,256,275	¥2,256,548
Capital Surplus	1,134,416	1,134,811
Retained Earnings	3,615,449	3,638,845
Treasury Stock	(4,849)	(5,478)

Total Shareholders’ Equity	7,001,291	7,024,727

Net Unrealized Gains (Losses) on Other Securities	1,289,985	1,356,077
Deferred Gains or Losses on Hedges	10,172	10,499
Revaluation Reserve for Land	145,609	145,329
Foreign Currency Translation Adjustments	(69,657)	(79,421)
Remeasurements of Defined Benefit Plans	144,866	144,856

Total Accumulated Other Comprehensive Income	1,520,976	1,577,341

Stock Acquisition Rights	1,754	1,210
Non-Controlling Interests	749,339	752,209

Total Net Assets	9,273,361	9,355,489

Total Liabilities and Net Assets	¥200,508,610	¥200,639,561

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Ordinary Income	¥780,350	¥793,607
Interest Income	334,632	381,591
Interest on Loans and Bills Discounted	225,147	246,024
Interest and Dividends on Securities	55,453	59,730
Fiduciary Income	10,394	10,942
Fee and Commission Income	169,821	156,381
Trading Income	112,084	57,374
Other Operating Income	111,457	86,592
Other Ordinary Income	41,960	100,724
Ordinary Expenses	588,197	651,263
Interest Expenses	118,956	188,736
Interest on Deposits	46,971	78,477
Fee and Commission Expenses	37,863	40,431
Trading Expenses	120	—
Other Operating Expenses	30,551	23,611
General and Administrative Expenses	350,354	362,106
Other Ordinary Expenses	50,350	36,377

Ordinary Profits	192,153	142,344

Extraordinary Gains	1,410	1,659
Extraordinary Losses	881	1,821

Income before Income Taxes	192,683	142,182

Income Taxes:
Current	56,373	50,611
Deferred	(9,885)	(36,991)

Total Income Taxes	46,488	13,619

Profit	146,194	128,562

Profit Attributable to Non-controlling Interests	13,555	10,272

Profit Attributable to Owners of Parent	¥132,639	¥118,290

1-4

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Profit	¥146,194	¥128,562
Other Comprehensive Income	(95,447)	53,619
Net Unrealized Gains (Losses) on Other Securities	(130,342)	63,494
Deferred Gains or Losses on Hedges	42,390	910
Revaluation Reserve for Land	(4)	(0)
Foreign Currency Translation Adjustments	(9,461)	(4,019)
Remeasurements of Defined Benefit Plans	6,710	3,973
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(4,739)	(10,737)

Comprehensive Income	50,747	182,182

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	40,302	174,934
Comprehensive Income Attributable to Non-controlling Interests	10,444	7,247

1-5

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-6

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2017

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2017	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 10
Comparison of Non-Consolidated Statements of Income (selected items)	2- 11
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 12
Comparison of Non-Consolidated Statements of Income (selected items)	2- 13
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 14
Comparison of Non-Consolidated Statements of Income (selected items)	2- 15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2017

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2017		First Quarter of Fiscal 2016
			Change
Consolidated Gross Profits	1	440.1	(110.7)	550.8
Net Interest Income	2	192.8	(22.8)	215.6
Fiduciary Income	3	10.9	0.5	10.3
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	115.9	(16.0)	131.9
Net Trading Income	6	57.3	(54.5)	111.9
Net Other Operating Income	7	62.9	(17.9)	80.9
General and Administrative Expenses	8	(362.1)	(11.7)	(350.3)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(5.1)	(2.2)	(2.9)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	24.3	16.1	8.2
Net Gains (Losses) related to Stocks	11	62.3	48.6	13.6
Equity in Income from Investments in Affiliates	12	4.3	1.7	2.6
Other	13	(21.5)	8.3	(29.9)

Ordinary Profits	14	142.3	(49.8)	192.1

Net Extraordinary Gains (Losses)	15	(0.1)	(0.6)	0.5
Income before Income Taxes	16	142.1	(50.5)	192.6
Income Taxes	17	(13.6)	32.8	(46.4)
Profit	18	128.5	(17.6)	146.1
Profit Attributable to Non-controlling Interests	19	(10.2)	3.2	(13.5)

Profit Attributable to Owners of Parent	20	118.2	(14.3)	132.6

Credit-related Costs (including Credit Costs for Trust Accounts)	21	19.2	13.8	5.3

* Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	84.3	(118.6)	203.0

* Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	133	(9)	142
Number of affiliates under the equity method	24	18	(4)	22

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2017				First Quarter of Fiscal 2016
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	274.2	21.6	295.9	(97.5)	393.4
Net Interest Income	2	163.0	6.1	169.1	(13.1)	182.2
Fiduciary Income	3		10.7	10.7	0.5	10.1
Trust Fees for Jointly Operated Designated Money Trust	4		—	—	—	—
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	66.2	2.8	69.1	(21.9)	91.0
Net Trading Income	7	7.1	0.2	7.4	(42.7)	50.1
Net Other Operating Income	8	37.8	1.6	39.5	(20.3)	59.8
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(218.1)	(20.4)	(238.5)	(6.6)	(231.8)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	56.1	1.2	57.4	(104.2)	161.6

Reversal of (Provision for) General Reserve for Losses on Loans	11	—	—	—	(7.1)	7.1

Net Business Profits	12	56.1	1.2	57.4	(111.4)	168.8
Net Gains (Losses) related to Bonds	13	18.3	1.6	20.0	(61.3)	81.3

Net Non-Recurring Gains (Losses)	14	48.6	7.8	56.5	81.8	(25.3)
Net Gains (Losses) related to Stocks	15	62.6	8.9	71.5	58.0	13.5
Expenses related to Portfolio Problems	16	(4.3)	—	(4.3)	4.6	(8.9)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	19.7	0.0	19.8	12.5	7.3
Other	18	(29.4)	(1.0)	(30.5)	6.6	(37.2)

Ordinary Profits	19	104.7	9.1	113.9	(29.5)	143.5

Net Extraordinary Gains (Losses)	20	1.8	(0.0)	1.8	1.0	0.7
Income before Income Taxes	21	106.6	9.1	115.7	(28.4)	144.2
Income Taxes	22	(6.1)	(2.5)	(8.7)	31.9	(40.6)

Net Income	23	100.4	6.5	107.0	3.4	103.5

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	15.4	0.0	15.5	9.9	5.5

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	17.9	(0.0)	17.9	10.7	7.2
Losses on Write-offs of Loans	27	(2.1)	—	(2.1)	(5.4)	3.3
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(0.2)	0.0	(0.2)	4.3	(4.5)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	0.0	0.0	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	30	0.0	—	0.0	0.1	(0.1)
Other (including Losses on Sales of Loans)	31	(0.1)	—	(0.1)	0.1	(0.2)
Total	32	15.4	0.0	15.5	9.9	5.5

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2017	Change	First Quarter of Fiscal 2016
Net Gains (Losses) related to Stocks	62.3	48.6	13.6
Gains on Sales	66.8	41.3	25.4
Losses on Sales	(2.0)	1.7	(3.8)
Impairment (Devaluation)	(0.3)	5.2	(5.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2.1)	0.3	(2.4)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2017	Change	First Quarter of Fiscal 2016
Net Gains (Losses) related to Stocks	71.5	58.0	13.5
Gains on Sales	75.6	52.0	23.5
Losses on Sales	(1.6)	1.6	(3.3)
Impairment (Devaluation)	(0.2)	4.0	(4.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2.1)	0.3	(2.4)

Mizuho Bank
	First Quarter of Fiscal 2017	Change	First Quarter of Fiscal 2016
Net Gains (Losses) related to Stocks	62.6	54.0	8.5
Gains on Sales	66.5	48.0	18.5
Losses on Sales	(1.6)	1.6	(3.2)
Impairment (Devaluation)	(0.2)	4.0	(4.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2.0)	0.3	(2.3)

Mizuho Trust & Banking
	First Quarter of Fiscal 2017	Change	First Quarter of Fiscal 2016
Net Gains (Losses) related to Stocks	8.9	3.9	4.9
Gains on Sales	9.0	3.9	5.0
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment (Devaluation)	—	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	(0.0)	(0.0)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	32,017.5	1,907.0	2,163.5	256.5	28,480.7	1,819.2	2,103.7	284.5
Japanese Stocks	3,613.3	1,947.6	1,979.3	31.7	3,542.0	1,854.4	1,898.2	43.8
Japanese Bonds	16,204.2	(2.0)	38.8	40.8	13,245.1	21.1	55.8	34.6
Japanese Government Bonds	13,163.1	(11.6)	11.0	22.7	10,264.3	8.7	25.2	16.5
Other	12,199.8	(38.5)	145.3	183.9	11,693.5	(56.4)	149.6	206.0
Foreign Bonds	9,235.2	(135.9)	13.0	148.9	8,955.4	(144.3)	13.0	157.3

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥48.9 billion and ¥34.3 billion, which were recognized in the statement of income for June 30, 2017 and March 31, 2017 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	3,467.2	20.9	29.4	8.4	3,815.6	31.0	37.3	6.2

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2017				As of March 31, 2017
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK
Other Securities	29,781.9	1,618.5	1,859.5	240.9	26,246.1	1,533.7	1,802.9	269.2
Japanese Stocks	3,294.8	1,742.5	1,776.6	34.1	3,230.9	1,658.1	1,701.5	43.4
Japanese Bonds	15,487.8	(0.8)	38.2	39.0	12,477.7	21.7	54.7	33.0
Japanese Government Bonds	12,718.0	(10.2)	10.8	21.1	9,765.9	9.6	24.6	15.0
Other	10,999.1	(123.0)	44.7	167.8	10,537.3	(146.1)	46.5	192.7
Foreign Bonds	8,714.2	(128.2)	7.3	135.6	8,363.6	(135.9)	11.5	147.5
MHTB
Other Securities	1,138.5	120.4	134.6	14.1	1,207.8	118.4	133.5	15.1
Japanese Stocks	231.9	126.5	129.2	2.6	231.2	124.2	127.1	2.8
Japanese Bonds	513.9	(1.1)	0.5	1.7	567.3	(0.5)	1.0	1.5
Japanese Government Bonds	444.9	(1.3)	0.2	1.6	498.0	(0.9)	0.6	1.5
Other	392.6	(5.0)	4.7	9.7	409.2	(5.3)	5.3	10.6
Foreign Bonds	219.7	(7.7)	—	7.7	263.6	(8.3)	0.2	8.6
Total
Other Securities	30,920.4	1,739.0	1,994.1	255.1	27,453.9	1,652.1	1,936.4	284.3
Japanese Stocks	3,526.8	1,869.1	1,905.9	36.7	3,462.1	1,782.4	1,828.7	46.2
Japanese Bonds	16,001.8	(1.9)	38.7	40.7	13,045.1	21.1	55.7	34.6
Japanese Government Bonds	13,162.9	(11.6)	11.0	22.7	10,264.0	8.7	25.2	16.5
Other	11,391.7	(128.1)	49.4	177.5	10,946.6	(151.4)	51.9	203.4
Foreign Bonds	8,933.9	(135.9)	7.3	143.3	8,627.3	(144.3)	11.8	156.1

*	In addition to "Securities" on the balance sheets, NCDs in "Cash and Due from Banks" and certain items in "Other Debt Purchased" are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	Unrealized Gains/Losses include ¥48.9 billion and ¥34.3 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for June 30, 2017 and March 31, 2017 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	3,467.2	20.9	29.4	8.4	3,815.6	31.0	37.3	6.2
MHTB	—	—	—	—	—	—	—	—
Total	3,467.2	20.9	29.4	8.4	3,815.6	31.0	37.3	6.2
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	108.6	160.1	161.4	1.3	108.6	168.1	168.9	0.7
MHTB	—	—	—	—	—	—	—	—
Total	108.6	160.1	161.4	1.3	108.6	168.1	168.9	0.7

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the "base amount") are recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2017		As of March 31, 2017
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,858.0	73.1	1,784.8
Japanese Stocks	1,919.0	80.3	1,838.7
Japanese Bonds	(2.0)	(23.2)	21.1
Japanese Government Bonds	(11.6)	(20.3)	8.7
Other	(58.9)	16.0	(75.0)
Foreign Bonds	(156.2)	6.6	(162.9)
Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2017		As of March 31, 2017
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,690.0	72.3	1,617.7
Japanese Stocks	1,840.4	73.7	1,766.6
Japanese Bonds	(1.9)	(23.1)	21.1
Japanese Government Bonds	(11.6)	(20.3)	8.7
Other	(148.4)	21.6	(170.0)
Foreign Bonds	(156.3)	6.6	(162.9)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2017			As of March 31, 2017
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	660.4	650.8	9.5	685.5	681.0	4.4
MHTB	106.2	104.1	2.1	109.5	107.1	2.3
Total	766.7	754.9	11.7	795.0	788.1	6.8

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act ("FRA")

Consolidated

	(Billions of yen)
	As of June 30, 2017		As of March 31, 2017
Consolidated		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	84.6	(13.8)	98.4
Claims with Collection Risk	378.2	(22.9)	401.2
Claims for Special Attention	403.3	(19.1)	422.5
Total	866.2	(55.9)	922.2

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.8	—	2.8
Claims for Special Attention	—	—	—
Total	2.8	—	2.8

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	84.6	(13.8)	98.4
Claims with Collection Risk	381.1	(22.9)	404.1
Claims for Special Attention	403.3	(19.1)	422.5
Total	869.1	(55.9)	925.1

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen, %)
	As of June 30, 2017		As of March 31, 2017
Total (Banking Account + Trust Account)		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	69.5	(13.2)	82.7
Claims with Collection Risk	368.4	(21.5)	390.0
Claims for Special Attention	353.2	(14.0)	367.2
Sub-total [1]	791.2	(48.7)	840.0
NPL ratio [1]/[2]	0.96%	(0.04)%	1.00%
Normal Claims	81,458.2	(1,258.1)	82,716.4
Total [2]	82,249.4	(1,306.9)	83,556.4

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	68.4	(13.1)	81.5
Claims with Collection Risk	362.8	(21.2)	384.0
Claims for Special Attention	346.7	(13.9)	360.7
Sub-total [3]	777.9	(48.2)	826.2
NPL ratio [3]/[4]	0.98%	(0.04)%	1.03%
Normal Claims	78,080.3	(1,284.6)	79,364.9
Total [4]	78,858.3	(1,332.9)	80,191.2

MHTB

Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	1.1	(0.1)	1.2
Claims with Collection Risk	2.7	(0.3)	3.1
Claims for Special Attention	6.5	(0.0)	6.5
Sub-total [5]	10.3	(0.5)	10.9
NPL ratio [5]/[6]	0.30%	(0.01)%	0.32%
Normal Claims	3,368.5	26.6	3,341.8
Total [6]	3,378.9	26.1	3,352.7

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.8	—	2.8
Claims for Special Attention	—	—	—
Sub-total [7]	2.8	—	2.8
NPL ratio [7]/[8]	23.51%	0.42%	23.09%
Normal Claims	9.3	(0.2)	9.5
Total [8]	12.2	(0.2)	12.4

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2017		As of March 31, 2017
		Change
MHBK	106,992.7	(797.0)	107,789.8
MHTB	3,349.8	(37.5)	3,387.3
Total	110,342.5	(834.6)	111,177.1

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2017		As of March 31, 2017
		Change
MHBK	88,620.8	(750.0)	89,370.8
Individual deposits	41,116.1	740.5	40,375.6
MHTB	3,346.2	(27.1)	3,373.4
Individual deposits	994.2	(12.0)	1,006.3
Total	91,967.1	(777.2)	92,744.3
Individual deposits	42,110.4	728.4	41,381.9
Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2017		As of March 31, 2017
		Change
MHBK	69,672.6	(1,590.2)	71,262.8
MHTB	3,337.7	11.4	3,326.2
Total	73,010.3	(1,578.7)	74,589.1

Note: Loans to MHFG are included as follows:

As of June 30, 2017:    ¥526.0 billion (from MHBK)

As of March 31, 2017: ¥656.1 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2017 (For the three months)	Change	First Quarter of Fiscal 2016 (For the three months)
Return on Loans and Bills Discounted	1	0.83	(0.09)	0.92
Cost of Deposits	2	0.00	(0.00)	0.01
Loan and Deposit Rate Margin [1]-[2]	3	0.82	(0.08)	0.91
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.89	(0.08)	0.97
Loan and Deposit Rate Margin [4]-[2]	5	0.88	(0.08)	0.96
Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2017 (For the three months)	Change	First Quarter of Fiscal 2016 (For the three months)
Return on Loans and Bills Discounted	6	0.66	(0.02)	0.69
Cost of Deposits	7	0.02	(0.02)	0.04
Loan and Deposit Rate Margin [6]-[7]	8	0.64	(0.00)	0.64

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.70	(0.06)	0.76
Loan and Deposit Rate Margin [9]-[7]	10	0.68	(0.04)	0.72
(Reference) Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2017 (For the three months)	Change	First Quarter of Fiscal 2016 (For the three months)
Return on Loans and Bills Discounted	11	0.82	(0.08)	0.91
Cost of Deposits	12	0.00	(0.00)	0.01
Loan and Deposit Rate Margin [11]-[12]	13	0.81	(0.08)	0.90
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	0.87	(0.08)	0.96
Loan and Deposit Rate Margin [14]-[12]	15	0.87	(0.08)	0.95

2-9

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥35,677,852	¥38,943,082	¥(3,265,229)
Call Loans	194,610	433,198	(238,588)
Receivables under Resale Agreements	445,207	596,194	(150,987)
Other Debt Purchased	704,067	728,080	(24,012)
Trading Assets	4,270,219	4,234,901	35,318
Money Held in Trust	3,122	3,137	(15)
Securities	34,412,116	31,264,703	3,147,413
Loans and Bills Discounted	69,672,621	71,262,838	(1,590,216)
Foreign Exchange Assets	1,882,384	1,769,212	113,171
Derivatives other than for Trading	2,913,096	3,201,963	(288,866)
Other Assets	2,919,983	2,268,678	651,305
Tangible Fixed Assets	819,655	828,363	(8,707)
Intangible Fixed Assets	774,967	754,547	20,419
Prepaid Pension Cost	487,785	481,968	5,817
Customers' Liabilities for Acceptances and Guarantees	5,884,111	5,757,150	126,961
Reserves for Possible Losses on Loans	(411,157)	(437,689)	26,532

Total Assets	¥160,650,645	¥162,090,330	¥(1,439,684)

Liabilities
Deposits	¥106,992,706	¥107,789,803	¥(797,096)
Negotiable Certificates of Deposit	10,344,174	10,091,832	252,341
Call Money	803,774	775,450	28,324
Payables under Repurchase Agreements	7,731,493	7,604,970	126,523
Guarantee Deposits Received under Securities Lending Transactions	516,150	335,575	180,575
Commercial Paper	534,655	765,146	(230,491)
Trading Liabilities	3,128,594	3,362,426	(233,831)
Borrowed Money	8,402,152	9,136,351	(734,198)
Foreign Exchange Liabilities	634,952	729,532	(94,580)
Bonds and Notes	3,456,253	3,726,331	(270,078)
Derivatives other than for Trading	2,603,644	2,836,858	(233,214)
Other Liabilities	2,137,606	1,616,928	520,677
Reserve for Bonus Payments	334	20,902	(20,568)
Reserve for Variable Compensation	1,595	1,269	326
Reserve for Possible Losses on Sales of Loans	58	298	(239)
Reserve for Contingencies	20	52	(31)
Reserve for Reimbursement of Deposits	16,060	17,575	(1,515)
Reserve for Reimbursement of Debentures	30,781	32,720	(1,938)
Deferred Tax Liabilities	175,835	186,153	(10,317)
Deferred Tax Liabilities for Revaluation Reserve for Land	66,462	66,585	(123)
Acceptances and Guarantees	5,884,111	5,757,150	126,961

Total Liabilities	153,461,420	154,853,914	(1,392,494)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,194,916	2,298,416	(103,500)
Appropriated Reserve	266,664	225,810	40,853
Other Retained Earnings	1,928,251	2,072,606	(144,354)
Retained Earnings Brought Forward	1,928,251	2,072,606	(144,354)

Total Shareholders' Equity	5,885,310	5,988,810	(103,500)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,152,493	1,099,468	53,025
Net Deferred Hedge Gains (Losses), net of Taxes	6,092	2,527	3,565
Revaluation Reserve for Land, net of Taxes	145,329	145,609	(280)

Total Valuation and Translation Adjustments	1,303,915	1,247,605	56,310

Total Net Assets	7,189,225	7,236,415	(47,190)

Total Liabilities and Net Assets	¥160,650,645	¥162,090,330	¥(1,439,684)

2-10

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2017 (A)	For the three months ended June 30, 2016 (B)	Change (A) - (B)
Ordinary Income	¥551,949	¥549,946	¥2,003
Interest Income	314,054	279,386	34,667
Interest on Loans and Bills Discounted	214,937	195,565	19,372
Interest and Dividends on Securities	57,130	51,144	5,986
Fee and Commission Income	92,128	110,239	(18,111)
Trading Income	7,115	50,366	(43,251)
Other Operating Income	48,978	81,348	(32,370)
Other Ordinary Income	89,672	28,604	61,068

Ordinary Expenses	447,166	418,306	28,859
Interest Expenses	151,033	104,134	46,898
Interest on Deposits	66,579	39,500	27,078
Fee and Commission Expenses	25,896	24,435	1,460
Trading Expenses	—	262	(262)
Other Operating Expenses	11,104	28,210	(17,106)
General and Administrative Expenses	223,519	220,393	3,125
Other Ordinary Expenses	35,614	40,870	(5,256)

Ordinary Profits	104,783	131,639	(26,856)

Extraordinary Gains	3,462	1,408	2,053

Extraordinary Losses	1,636	665	970

Income before Income Taxes	106,609	132,383	(25,773)
Income Taxes:
Current	35,287	44,018	(8,730)
Deferred	(29,166)	(7,075)	(22,091)

Net Income	¥100,489	¥95,439	¥5,049

2-11

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,594,717	¥1,699,040	¥(104,322)
Call Loans	19,936	6,956	12,979
Guarantee Deposits Paid under Securities Borrowing Transactions	217,345	113,046	104,299
Other Debt Purchased	7,400	9,196	(1,796)
Trading Assets	88,101	90,487	(2,386)
Money Held in Trust	3,512	3,286	226
Securities	1,183,558	1,253,105	(69,546)
Loans and Bills Discounted	3,337,727	3,326,296	11,430
Foreign Exchange Assets	5,833	2,596	3,237
Other Assets	144,361	83,804	60,557
Tangible Fixed Assets	23,767	23,617	150
Intangible Fixed Assets	33,301	33,477	(175)
Prepaid Pension Cost	49,214	49,230	(15)
Customers' Liabilities for Acceptances and Guarantees	38,614	23,887	14,726
Reserves for Possible Losses on Loans	(4,712)	(4,779)	67

Total Assets	¥6,742,682	¥6,713,251	¥29,431

Liabilities
Deposits	¥3,349,873	¥3,387,390	¥(37,517)
Negotiable Certificates of Deposit	305,510	327,620	(22,110)
Call Money	375,475	242,493	132,982
Payables under Repurchase Agreements	67,200	67,320	(120)
Guarantee Deposits Received under Securities Lending Transactions	274,675	310,303	(35,628)
Trading Liabilities	81,635	83,683	(2,047)
Borrowed Money	420,420	372,578	47,841
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,197,756	1,272,149	(74,393)
Other Liabilities	57,215	36,173	21,042
Reserve for Bonus Payments	—	1,976	(1,976)
Reserve for Variable Compensation	542	413	128
Reserve for Reimbursement of Deposits	1,406	1,496	(90)
Deferred Tax Liabilities	10,917	9,692	1,225
Acceptances and Guarantees	38,614	23,887	14,726

Total Liabilities	6,191,242	6,147,179	44,063

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	188,856	205,013	(16,156)
Appropriated Reserve	31,970	27,427	4,543
Other Retained Earnings	156,885	177,585	(20,699)
Retained Earnings Brought Forward	156,885	177,585	(20,699)

Total Shareholders' Equity	451,731	467,888	(16,156)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	98,219	96,529	1,689
Net Deferred Hedge Gains (Losses), net of Taxes	1,489	1,654	(165)

Total Valuation and Translation Adjustments	99,708	98,183	1,524

Total Net Assets	551,440	566,071	(14,631)

Total Liabilities and Net Assets	¥6,742,682	¥6,713,251	¥29,431

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2017 (A)	For the three months ended June 30, 2016 (B)	Change (A) - (B)
Ordinary Income	¥43,159	¥44,016	¥(857)
Fiduciary Income	10,740	10,145	594
Interest Income	9,218	9,361	(143)
Interest on Loans and Bills Discounted	6,406	6,574	(167)
Interest and Dividends on Securities	2,349	2,360	(10)
Fee and Commission Income	10,905	11,754	(848)
Trading Income	296	75	220
Other Operating Income	2,148	7,238	(5,089)
Other Ordinary Income	9,849	5,440	4,408

Ordinary Expenses	34,011	32,132	1,878
Interest Expenses	3,110	2,366	743
Interest on Deposits	229	394	(164)
Fee and Commission Expenses	8,024	6,536	1,487
Trading Expenses	0	30	(30)
Other Operating Expenses	515	501	13
General and Administrative Expenses	21,619	21,895	(276)
Other Ordinary Expenses	741	800	(59)

Ordinary Profits	9,148	11,883	(2,735)

Extraordinary Losses	2	12	(10)

Income before Income Taxes	9,145	11,870	(2,725)
Income Taxes:
Current	1,736	3,325	(1,588)
Deferred	850	417	432

Net Income	¥6,558	¥8,128	¥(1,569)

2-13

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥324,515	¥249,691	¥74,824
Cash Segregated as Deposits for Customers and Others	232,868	230,214	2,654
Trading Assets	5,493,680	5,019,291	474,388
Receivables - Unsettled Trades	—	169,960	(169,960)
Operating Investment Securities	22,832	21,762	1,069
Operating Loans Receivable	2,790	2,790	—
Receivables Related to Margin Transactions	74,132	96,255	(22,122)
Collateralized Short-Term Financing Agreements-Receivable	3,449,077	3,821,571	(372,494)
Advances Paid	419	191	228
Securities: Fail to Deliver	34,433	28,695	5,738
Short-Term Loans Receivable	29,456	22,459	6,997
Deferred Tax Assets	15,086	15,302	(215)
Other Current Assets	574,335	537,638	36,697
Less: Allowance for Doubtful Accounts	(6)	(6)	—
Noncurrent Assets
Property and Equipment	14,666	15,087	(420)
Intangible Assets	50,508	50,195	313
Investments and Other Assets	292,878	297,330	(4,451)

Total Assets	¥10,611,678	¥10,578,433	¥33,245

Liabilities
Current Liabilities
Trading Liabilities	¥3,687,992	¥3,771,283	¥(83,291)
Payables - Unsettled Trades	120,225	—	120,225
Payables Related to Margin Transactions	41,868	55,287	(13,418)
Collateralized Short-Term Financing Agreements-Payable	3,728,556	3,727,318	1,238
Deposits Received	244,393	234,622	9,771
Guarantee Deposits Received	205,587	184,821	20,765
Securities: Fail to Receive	10,253	12,844	(2,591)
Short-Term Borrowings	767,854	716,603	51,251
Commercial Paper	100,200	111,300	(11,100)
Bonds and Notes Due within One Year	43,717	55,323	(11,605)
Lease Obligations	377	375	1
Income Taxes Payable	871	—	871
Accrued Employees’ Bonuses	2,669	13,432	(10,763)
Provision for Variable Compensation	1,069	855	213
Provision for Bonus Point Redemption	678	596	82
Other Current Liabilities	23,688	28,513	(4,824)
Noncurrent Liabilities
Bonds and Notes	541,968	554,903	(12,934)
Long-Term Borrowings	231,300	233,500	(2,200)
Lease Obligations	408	494	(86)
Provision for Retirement Benefits	19,293	19,536	(243)
Other Noncurrent Liabilities	1,439	1,647	(207)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,285	2,291	(5)

Total Liabilities	9,776,699	9,725,551	51,148

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	313,840	332,177	(18,336)
Other Retained Earnings	313,840	332,177	(18,336)
Retained Earnings Brought Forward	313,840	332,177	(18,336)

Total Shareholders' Equity	820,656	838,993	(18,336)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	26,781	22,719	4,062
Net Deferred Gains or Losses on Hedges, net of Tax	(12,459)	(8,831)	(3,628)

Total Valuation and Translation Adjustments	14,321	13,887	433

Total Net Assets	834,978	852,881	(17,903)

Total Liabilities and Net Assets	¥10,611,678	¥10,578,433	¥33,245

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2017 (A)	For the three months ended June 30, 2016 (B)	Change (A) - (B)
Operating Revenues	¥68,413	¥78,985	¥(10,572)
Commissions	31,026	30,463	562
Net Gain on Trading	23,904	40,358	(16,453)
Net Gain on Operating Investment Securities	35	(162)	197
Interest and Dividend Income	13,446	8,325	5,120

Interest Expenses	10,237	7,392	2,844

Net Operating Revenues	58,175	71,593	(13,417)

Selling, General and Administrative Expenses	54,277	55,731	(1,454)
Transaction-Related Expenses	10,240	11,586	(1,346)
Personnel Expenses	19,222	20,697	(1,475)
Real Estate Expenses	6,185	6,315	(130)
Administrative Expenses	12,096	10,910	1,185
Depreciation and Amortization	4,265	3,998	267
Taxes and Dues	1,297	1,218	78
Provision of Allowance for Doubtful Accounts	(4)	(61)	56
Other	974	1,065	(91)

Operating Income	3,898	15,861	(11,963)

Non-Operating Income	5,527	2,983	2,543
Non-Operating Expenses	311	411	(99)

Ordinary Income	9,114	18,434	(9,320)

Extraordinary Gain	1,342	184	1,158

Extraordinary Loss	44	309	(264)

Income before Income Taxes	10,411	18,309	(7,897)
Income Taxes:
Current	40	1,834	(1,793)
Deferred	2,511	2,765	(253)

Net Income	¥7,859	¥13,709	¥(5,849)

2-15